

January 19, 2007

Mail Stop 7010

By U.S. Mail and facsimile

William A. Indelicato
Chief Executive Officer
Valley National Gases Incorporated
200 West Beau Street, Suite 200
Washington, PA 15301

> **Re:** **Valley National Gases Incorporated**
> **Preliminary Proxy Statement on Schedule 14A, as amended**
> **Filed January 16, 2007**
> **File No. 001-15191**

Dear Mr. Indelicato:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Background of the Merger, page 7

1. We note your response to comment 18 of our letter dated January 4, 2007. Please revise further to explain what you mean by "disinterested."

Special Meeting Proxy Card

2. We note your response to comment 43 of our letter dated January 4, 2007. It does not appear that you have revised your proxy card pursuant to your response. Therefore, we reissue our comment 43.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Matthew J. Guanci, Jr. (*via facsimile* 860-275-8299)
        Robinson & Cole LLP
        280 Trumbull Street
        Hartford, CT 06103-3597